SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


************************************
          In the Matter of
 Alliant Energy Corporation, et al.           CERTIFICATE
                                              PURSUANT TO
         File No. 70-10249                      RULE 24

(Public Utility Holding Company Act
              of 1935)
************************************

           This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-10249. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated December 28, 2004 (the
"Order").

This Certificate is for the period covering April 1, 2005 - June 30, 2005 (hereinafter referred to as the "period").

The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

      1. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

      ANSWER:

      There were 14,453 options exercised and issued in Q2 at various prices out of the Employee Incentive Plan (EIP). See attached Exhibit A.


      2. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

      ANSWER:

      There was no restricted stock granted in Q2. There were 500 shares of restricted stock forfeited back into the Plan. See attached Exhibit B.


      3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

      ANSWER:

      None


      4. The amount and terms of any Preferred Stock, Preferred Securities, and Long-term Debt issued by Alliant Energy or IP&L, directly or indirectly through a Financing Subsidiary, during the quarter, and the amount and terms of any Long-term Debt issued by WRP during the quarter.

      ANSWER:

      IP&L issued $38 million, Pollution Control Facility Refunding Revenue Bonds due 7/1/2014, which are under an auction rate mode.


      5. The maximum amount of Short-term Debt of Alliant Energy, IP&L and WRP outstanding during the quarter and the effective cost or range of effective costs for such Short-term Debt during the quarter.

      ANSWER:

      The maximum amount of Short-term Debt of Alliant Energy outstanding during the quarter was $0.

      The maximum amount of Short-term Debt of IP&L outstanding during the quarter was $73 million. The range of effective costs during the quarter was 2.81% to 3.46%.

       The maximum amount of Short-term Debt of WRP outstanding during the quarter was $0.


      6. The amount of any Alliant Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued.

      ANSWER:

      See attached Exhibit C

      7. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the parties to such instruments.

      ANSWER:

      None

      8. The amount and terms of any intercompany loan made to a less than wholly-owned Non-Utility Subsidiary at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

      ANSWER:

      None



      9. The name, parent company and amount invested in any Intermediate Subsidiary during the quarter.

      ANSWER:

      See attached Exhibit D


      10. With respect to each Financing Subsidiary that has been formed during the quarter, a representation that the financial statements of the parent of such Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles an further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent in such Financing Subsidiary, and (iii) the amount and terms of any securities issued by any Financing Subsidiary during the reporting period which shall also separately show the outstanding balance of all securities issued by such Financing Subsidiaries during the Authorization Period.

      ANSWER:

      Alliant Energy Corporation did not form any financing subsidiaries during the period from April 1, 2005 through June 30, 2005.


      11. If any Financing Subsidiaries are "Variable Interest Entities" ("VIEs"), as that term is used in FASB Interpretation 46R, "Consolidation of Variable Interest Entities", a description of any financing transactions conducted during the reporting period that were used to fund such VIEs, and, if any financing proceeds are used for VIEs, a description of the accounting for such transaction under the FASB Interpretation 46R.

      ANSWER:

      None


      12. The amount and a description of any Energy Assets acquired during the quarter.

      ANSWER:

      Alliant Energy did not acquire any "energy assets" during the period from April 1, 2005 through June 30, 2005.


      13. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

      ANSWER:

      Alliant Energy Corporate Services, Inc. filed a U-6B-2 on May 13, 2005. Wisconsin Power and Light Company, Inc. filed a U-6B-2 on May 13, 2005.


      14. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions authorized in this proceeding during the quarter.

      ANSWER:

      Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended June 30, 2005.


      15. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

      ANSWER:

      See attached Exhibit E

      16. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

      ANSWER:

      See attached Exhibit E


      17. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

      ANSWER:

      See attached Exhibit F


      18.  The market-to-book ratio of Alliant Energy's common stock.

      ANSWER:

      See attached Exhibit G


      19. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

      ANSWER:

      See attached Exhibit H


      20. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

      ANSWER:

      See attached Exhibit I

                               S I G N A T U R E

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                               ALLIANT ENERGY CORPORATION



                               By:  /s/ Thomas L. Hanson
                                    ----------------------
                                    Name:  Thomas L. Hanson
                                    Title: Vice President and Treasurer


August 26, 2005

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  April 1, 2005 - June 30, 2005

Item 1: The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.


-------------------------------------------------------------
         Long-term Equity Incentive Plan
-------------------------------------------------------------
         Date             Exercised Options        Price
-------------------------------------------------------------
      4/28/2005                 6,828                $16.820
-------------------------------------------------------------
      5/2/2005                  1,550                $16.820
-------------------------------------------------------------
      5/18/2005                 3,307                $24.900
-------------------------------------------------------------
      5/23/2005                 2,768                $16.820
-------------------------------------------------------------

Total                           14,453


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  April 1, 2005 - June 30, 2005

Item 2:  The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.


---------------------------------------------------------------------------------------------------------------
                                                        Original Issue
                       ----------------------------------------------------------------------------------------

                            Shareowner                               Long-term Equity
         Date               Direct Plan             401(k)            Incentive Plan             Total
---------------------------------------------------------------------------------------------------------------
      4/1/2005                 4,492                                                             4,492
---------------------------------------------------------------------------------------------------------------
      4/15/2005               11,090                                                            11,090
---------------------------------------------------------------------------------------------------------------
      5/2/2005                 6,588                                                             6,588
---------------------------------------------------------------------------------------------------------------
      5/16/2005              110,847                                                           110,847
---------------------------------------------------------------------------------------------------------------
      6/1/2005                 3,895                                                             3,895
---------------------------------------------------------------------------------------------------------------
      6/15/2005               10,226                                                            10,226
---------------------------------------------------------------------------------------------------------------
      6/30/2005                                                            (500)                 (500)
---------------------------------------------------------------------------------------------------------------
        TOTAL                147,138                  0                    (500)               146,638
---------------------------------------------------------------------------------------------------------------



Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  April 1, 2005 - June 30, 2005


Item 6:  The amount of any Alliant Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued.

                                                                                                Date Of
                                                                                                 Issue/
                                                                     Name of                     Amend-     Date of       Amount
Guarantor                     On Behalf Of        Purpose            Guaranteed Party             ment    Expiration    Guaranteed
------------------------------------------------------------------------------------------------------------------------------------

Alliant Energy Corporation    Alliant Energy      Letter of Credit-  Wachovia Bank,             4/8/2005   3/1/2006       $250,000
                              Corporate Services  Fleet insurance    N.A. as issuer of letter
                                                                     of credit in favor of
                                                                     United States
                                                                     Fidelity and
                                                                     Guaranty Company

Alliant Energy Corporation    Alliant Energy      Performance and    Flat Rock Windpower,       5/4/2005  12/31/2005   $32,961,909
                              EPC, LLC            completion of      LLC
                                                  work




Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C - (continued)
Report Period:  April 1, 2005 - June 30, 2005


Item 6:  The amount of any Alliant Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued.



                                                                         Name of                                  Amount
Guarantor       On Behalf Of                   Purpose               Guaranteed Party           Period          Guaranteed
----------------------------------------------------------------------------------------------------------------------------

Bonds:

Alliant Energy  RMT                       Building Permit Bond         City of El Paso, TX     4/4/05-4/4/06       $ 10,000

Alliant Energy  Alliant Energy EPC LLC    Right of Way Permit Bond     NY State DOT            5/9/05-5/9/06       $ 10,000

Alliant Energy  Alliant Energy EPC LLC    Out of State Contractor      State of IA             6/9/05-6/9/06       $ 50,000

Alliant Energy  Alliant Energy Oakhill    Blanket Performance Bond     Railroad Commission     6/30/05-6/30/06     $ 25,000
                Pipeline                                               of TX


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit D
Report Period:  April 1, 2005 - June 30, 2005


Item 9:
The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.


Alliant Energy Corporation did not form any intermediate subsidiaries during the period from April 1, 2005 through June 30, 2005.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  April 1, 2005 - June 30, 2005

Item 15:
A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its
"consolidated retained earnings" and a calculation of the amount remaining under the EWG/FUCO Investment Authority.
Item 16:
A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the EWG/FUCO Investment
Authority.  The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

June 30, 2005                                                                                Aggregate
                                                             Investments       Commitments   Investment
                                                            ---------------------------------------------
                                                                           (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.             $ -           $ -           $ -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                 -             -             -
Anhui New Energy Heat & Power Co. Ltd.                               3.2             -           3.2
Catleo Energia S.A.                                                    -             -             -
Companhia de Electricidade de Nova Friburgo S.A.                       -             -             -
Companhia Energetica da Borborema S.A.                                 -             -             -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                     1.0             -           1.0
Empresa Energetica de Sergipe S.A.                                   0.2             -           0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                              7.7             -           7.7
Henan Anfeng Electric Power Co. Ltd.                                 9.0             -           9.0
Henan Yongfeng Electric Power Co. Ltd.                              11.0             -          11.0
Infratil Ltd.                                                       15.0             -          15.0
Jiaxing JIES Power & Heat Co. Ltd.                                   6.5             -           6.5
LDM Utility Co., S.A. de C.V.                                       40.5             -          40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                        15.3             -          15.3
Sociedade Anonima de Eletrificacao da Paraiba S.A.                  90.2             -          90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                         6.3             -           6.3
Tai An Xin Wen Peak Heat and Power Co. Ltd.                            -             -             -
Tangshan Peak Heat & Power Co. Ltd.                                 48.5             -          48.5
Tongxiang TIES Heat & Power Co. Ltd.                                 7.2             -           7.2
TrustPower Ltd.                                                     44.1             -          44.1
Usina Termeletrica de Juiz De Fora S.A.                             13.9             -          13.9
Zouping Peak CHP Co. Ltd.                                           15.9             -          15.9
                                                            -----------------------------------------
Aggregate Investments in Foreign Utility Companies (FUCOs)         335.5             -         335.5
                                                            -----------------------------------------

Alliant Energy Neenah, LLC                                          56.0             -          56.0
Sheboygan Power, LLC                                                70.6             -          70.6
                                                            -----------------------------------------
Aggregate Investments in Electric Wholesale Generators (EWGs)      126.6             -         126.6
                                                            -----------------------------------------
Total Aggregate Investments in EWGs and FUCOs                      462.1             -         462.1
                                                            -----------------------------------------

                                                                              Balance at     Average
                                                                             end of quarter  balance
                                                                         ----------------------------

Alliant Energy's consolidated retained earnings at September 30, 2004             859.5
Alliant Energy's consolidated retained earnings at December 31, 2004              871.9
Alliant Energy's consolidated retained earnings at March 31, 2005                 843.9
Alliant Energy's consolidated retained earnings at June 30, 2005                  754.8
                                                                         --------------
    Alliant Energy's "consolidated retained earnings" at June 30, 2005                         832.5
    (average of ending balance of four previous quarters)
                                                                                       --------------
        Amount remaining under the Requested EWG/FUCO Investment Authority.             $      370.4
                                                                                       ==============





Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  April 1, 2005 - June 30, 2005


Item 17:
The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

Alliant Energy Corporation Consolidated Statement of Capitalization
June 30, 2005
(amounts in millions of dollars)
                                                                        Amounts             Percentage
                                                                   -------------------------------------

Common equity                                                          $ 2,428.0                47.02%
Cumulative preferred stock                                                 243.8                 4.72%
Consolidated debt (1)                                                    2,491.8                48.26%
                                                                   ------------------------------------
                                                                       $ 5,163.6               100.00%
                                                                   ====================================

(1)
Long-term debt, net (excluding current portion)                        $ 2,146.5
Current maturities                                                         215.2
Variable rate demand bonds                                                  39.1
Commercial paper                                                            91.0
Other short-term borrowings                                                    -
                                                                   --------------
                                                                       $ 2,491.8
                                                                   ==============

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  April 1, 2005 - June 30, 2005


Item 18:
The market-to-book ratio of Alliant Energy's common stock.



Market value per share at June 30, 2005                              $ 28.15
Common equity at June 30, 2005 (in millions)                       $ 2,428.0
Total shares outstanding at June 30, 2005                        116,357,909
Book value per share at June 30, 2005                                $ 20.87
Market-to-book ratio of Alliant Energy's common stock                134.90%
                                                              ==============



Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  April 1, 2005 - June 30, 2005


Item 19:
Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended June 30, 2005
(amounts in millions of dollars)

Beginning balance (March 31, 2005)                                                    $ 843.9
Net income/(loss):
From EWGs and FUCOs (*)                                               (84.6)
Other                                                                  25.9
                                                                   ----------
Total net income/(loss)                                                                 (58.7)
Common stock dividends                                                                  (30.4)
                                                                                   -----------
Ending balance (June 30, 2005)                                                        $ 754.8
                                                                                   ===========

(*) Amount does not include the allocation of interest, tax or corporate expenses.




Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  April 1, 2005 - June 30, 2005


Item 20:
A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                                  For the twelve months ended June 30, 2005
                                                                              --------------------------------------------------

                                                                                    Revenues                Net Income/(Loss)
                                                                              ----------------------       ---------------------
                                                                                              (dollars in millions)

Alliant Energy Neenah, LLC                                                         $ 16.3                       $ 1.7
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                              0.4                        (0.2)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                                0.5                         0.0
Anhui New Energy Heat & Power Co. Ltd.                                               27.6                         1.1
Catleo Energia S.A.                                                                  13.9                         9.4
Companhia de Electricidade de Nova Friburgo S.A.                                     27.5                         4.6
Companhia Energetica da Borborema S.A.                                               32.2                         4.6
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                    100.8                        18.5
Empresa Energetica de Sergipe S.A.                                                  132.3                         7.1
Hebei Wuan Peak Heat and Power Co. Ltd.                                               4.6                        (8.5)
Henan Anfeng Electric Power Co. Ltd.                                                 10.6                        (0.1)
Henan Yongfeng Electric Power Co. Ltd.                                               11.3                         0.3
Infratil Ltd. (*)                                                                   116.5                        34.3
Jiaxing JIES Power & Heat Co. Ltd.                                                   29.4                         0.4
LDM Utility Co., S.A. de C.V.                                                         0.3                         0.2
Sheboygan Power, LLC.                                                                 0.0                         0.2
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                         14.0                         0.3
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                  170.4                        12.5
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                          8.8                         2.2
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                           7.6                         0.7
Tangshan Peak Heat and Power Co. Ltd.                                                29.6                         4.9
Tongxiang TIES Heat & Power Co. Ltd.                                                 13.8                         0.7
TrustPower Ltd. (*)                                                                 414.8                        49.6
Usina Termeletrica de Juiz De Fora S.A.                                              37.0                        11.5
Zouping Peak CHP Co. Ltd.                                                            22.4                         1.6

(*) The most recently available information for Alliant Energy's FUCOs in New Zealand is the twelve months ended March 31, 2005.
